SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 35)

Fisher Communications, Inc.
(Name of Issuer)

Common Stock $1.25 Par Value Per Share
(Title of Class of Securities)

___________________337756209___________________
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_____________January 15, 2010___________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 337756209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e) X
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 442,100 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 442,100 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 442,100 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.99%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 337756209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management, Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,583,022 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,724,434 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,724,434 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 19.47%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 337756209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 8,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 8,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 8,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.09%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 337756209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory client.
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 86,308 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 86,308 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 86,308 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.97%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 337756209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,600 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,600 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,600 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 337756209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 337756209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 337756209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 35 to Schedule 13D on the Common Stock of Fisher Communications, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on June 1, 2001.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.                                Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), MJG-IV Limited Partnership (“MJG-IV”), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Global Partners L.P., Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P. and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Gabelli Enterprise M&A Fund, The Gabelli SRI Green Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood SmallCap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the majority stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.  Mario Gabelli is also deemed to be the controlling shareholder of Teton through his control of GGCP and MJG-IV.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(e) - On April 24, 2008, Gabelli Funds  settled an administrative proceeding with the Securities and Exchange Commission (“Commission”) regarding frequent trading in shares of a mutual fund it advises, without admitting or denying the findings or allegations of the Commission.  The inquiry involved Gabelli Funds’ treatment of one investor who had engaged in frequent trading in one fund (the prospectus of which did not at that time impose limits on frequent trading), and who had subsequently made an investment in a hedge fund managed by an affiliate of Gabelli Funds.  The investor was banned from the fund in August 2002, only after certain other investors were banned.  The principal terms of the settlement include an administrative cease and desist order from violating Section 206(2) of the Investment Advisers Act of 1940, Section 17(d) of the Investment Company Act of 1940 (“Company Act”), and Rule 17d-1 thereunder, and Section 12(d)(1)(B)(1) of the Company Act, and the payment of $11 million in disgorgement and prejudgment interest and $5 million in a civil monetary penalty.  Gabelli Funds was also required to retain an independent distribution consultant to develop a plan and oversee distribution to shareholders of the monies paid to the Commission, and to make certain other undertakings.
               In September 2008, Gabelli Funds reached agreement in principle with the staff of the Commission, subject to Commission approval, on a previously disclosed matter that had been ongoing for several years involving compliance with Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder by two closed-end funds.  The agreement was finalized with the Commission on January 12, 2009.  The provisions of Section 19(a) and Rule 19a-1 require registered investment companies, when making a distribution in the nature of a dividend from sources other than net investment income, to contemporaneously provide written statements to shareholders that adequately disclose the source or sources of such distribution.  While the two funds sent annual statements and provided other materials containing this information, the shareholders did not receive the notices required by Rule 19a-1 with any of the distributions that were made for 2002 and 2003.  Gabelli Funds believes that the funds have been in compliance with Section 19(a) and Rule 19a-1 since the beginning of 2004.  As part of the settlement, in which Gabelli Funds neither admits nor denies the findings by the Commission, Gabelli Funds agreed to pay a civil monetary penalty of $450,000 and to cease and desist from causing violations of Section 19(a) and Rule 19a-1.  In connection with the settlement, the Commission noted the remedial actions previously undertaken by Gabelli Funds.
                      (f) - Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
                               The Reporting Persons used an aggregate of approximately $2,290,244 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO used approximately $1,949,687 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. Teton Advisors used approximately $340,557 of funds of investment advisory clients to purchase the additional Securities reported by it.

Item 5.                                Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 2,264,442 shares, representing 25.57% of the 8,855,735 shares outstanding as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September 30, 2009.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	442,100	4.99%
GAMCO	1,724,434	19.47%
Foundation	8,000	0.09%
Teton Advisors	86,308	0.97%
MJG Associates	3,600	0.04%

       Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 141,412 of the reported shares, (ii) with respect to the 212,900 shares of Common Stock owned by the Gabelli Small Cap Growth Fund, the 46,000 shares held by the Gabelli Capital Asset Fund, the 5,000 shares held by the Gabelli Global Telecommunications Fund, the 100,000 shares held by the Gabelli Asset Fund, the 54,200 shares held by the Gabelli Enterprise M&A Fund, and the 24,000 shares held by the Gabelli Global Multimedia Trust, the proxy voting committee of each such Fund has taken and exercises in its sole discretion the entire voting power with respect to the shares held by such Funds, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:           January 19, 2010

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GABELLI FUNDS, LLC
                                                                                TETON ADVISORS, INC.

By:/s/ Bruce N. Alpert
     Bruce N. Alpert
     Chief Operating Officer – Gabelli Funds, LLC
     Chairman– Teton Advisors, Inc.

  GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                     President & Chief Operating Officer – GAMCO Investors, Inc.
     President – GAMCO Asset Management Inc.

Schedule I
                     Information with Respect to Executive
             Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Items 2(d) and (e) of this Schedule 13D.

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Officers:
Mario J. Gabelli	President and Chief Executive Officer
Michael G. Chieco	Vice President, Chief Financial Officer, Secretary
Silvio A. Berni	Vice President Corporate Development and Controller

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli Elisa M. Wilson	See above Director

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Jeffrey M. Farber Christopher Michailoff	President and Chief Operating Officer Senior Vice President Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Jeffrey M. Farber Chistopher J. Michailoff	President Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	Vice President and President Closed-End Fund Division
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson Nicholas F. Galluccio Alfred W. Fiore Edward T. Tokar Howard F. Ward
Chairman

See above

Chief Executive Officer and President

1270 Avenue of the Americas
20th Floor
New York, NY 10020

Beacon Trust
Senior Managing Director
333 Main Street
Madison, NJ 07940

Portfolio Manager
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Officers:
Bruce N. Alpert Nicholas F. Galluccio Jeffrey M. Farber	See above See above Chief Financial Officer

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Jeffrey M. Farber	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson	Vice President - Mutual Funds Treasurer Secretary
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson	President
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-FISHER COMMUNICATIONS INC.

GABELLI FOUNDATION
11/23/09 1,000- 17.6048
GABELLI SECURITIES, INC.
12/28/09 1,000- 15.1270
GAMCO ASSET MANAGEMENT INC.
1/15/10 3,000 14.2994
1/15/10 2,000 14.2391
1/14/10 1,000 15.3580
1/14/10 2,000 15.2070
1/13/10 4,000 15.9980
1/12/10 1,200 15.5325
1/12/10 1,000 15.5600
1/11/10 2,000 16.6135
1/11/10 500- 16.6135
1/11/10 500 16.6135
1/11/10 6,900 16.5000
1/11/10 2,600 16.4846
1/08/10 1,700 16.0243
1/07/10 4,400 15.7870
1/07/10 6,000 15.2975
1/04/10 1,000- 17.0000
12/30/09 400- *DO
12/30/09 1,000 16.2100
12/30/09 1,300 15.1641
12/29/09 500 15.1980
12/28/09 300- 15.1700
12/28/09 2,000 15.3770
12/28/09 3,500 15.2496
12/24/09 1,000 14.3920
12/24/09 1,000 14.3953
12/24/09 500 14.6485
12/24/09 500 14.6485
12/24/09 500 14.3953
12/23/09 1,500 13.7969
12/23/09 5,000 14.1827
12/23/09 1,500- 13.4808
12/22/09 2,300- 13.4896
12/22/09 500- 13.4896
12/22/09 1,400- 13.5035
12/22/09 500 13.4896
12/21/09 1,000 14.1519
12/21/09 2,000- 14.1615
12/21/09 2,000 14.1615
12/21/09 2,000 14.1615
12/21/09 300 14.1999
12/21/09 300 14.1999
12/21/09 300- 14.1999
12/18/09 700 14.8393
12/18/09 1,800 14.7000
12/17/09 1,000 14.5800
12/17/09 119- 14.5700
12/17/09 500 14.6120
12/16/09 3,000 15.2445
12/16/09 600 15.2500
12/16/09 700 15.3502
12/16/09 1,281- 15.3195
12/16/09 600- 15.3500
12/16/09 1,281 15.3195
12/16/09 1,281- 15.3347
12/16/09 1,000- 15.2500
12/15/09 3,300- 15.6883
12/15/09 3,000- 15.4817
12/14/09 1,000 15.9400
12/14/09 1,000- 15.7869
12/14/09 4,000 15.9777
12/11/09 1,000- 15.6828
12/11/09 200- 15.6200
12/11/09 300 16.0500
12/10/09 400- 16.1000
12/09/09 1,000- 16.7950
12/09/09 1,000 16.7950
12/09/09 500- 16.4077
12/09/09 1,000- 16.7746
12/08/09 1,000- 16.0470
12/08/09 1,000 16.0750
12/07/09 1,000 16.3574
12/07/09 1,000 16.5925
12/07/09 1,000 16.3574
12/07/09 500- 16.6141
12/07/09 2,000- 16.2480
12/04/09 2,000- 16.6729
12/04/09 1,000 16.9000
12/04/09 1,000 16.6021
12/04/09 500- 17.0400
12/03/09 2,000- 16.7243
12/03/09 2,000 16.9640
12/02/09 7,000- 16.8193
12/02/09 200 15.9600
12/01/09 3,300- 16.2996
11/30/09 2,900 15.9600
11/30/09 500 16.1588
11/30/09 1,000 16.2200
11/30/09 2,000 16.2350
11/30/09 1,400- 16.0021
11/27/09 300- 16.4700
11/25/09 4,000 17.8061
11/25/09 1,000- 17.8000
11/24/09 4,000- 17.8535
11/23/09 2,000- 17.6978
11/23/09 4,000 17.6908
11/23/09 1,500- 17.7480
11/23/09 1,000 17.3842
11/19/09 2,700- 18.2538
TETON ADVISORS, INC.
1/11/10 1,200 16.6000
12/30/09 5,908 15.8260
12/28/09 2,900 15.1500
12/18/09 2,000 14.7150
12/16/09 3,700 15.2817
12/08/09 900 15.9272
11/30/09 1,561 16.1999
11/27/09 339 16.2000
11/20/09 1,100 16.1873
GABELLI FUNDS, LLC.
GABELLI SMALL CAP GROWTH FUND
12/23/09 2,900 13.3500
11/24/09 2,500 17.9000
11/23/09 7,000 17.7872
GABELLI GLOBAL MULTIMEDIA TRUST
1/11/10 2,000 16.5750
GABELLI ASSET FUND
12/31/09 3,000- 16.4158
11/23/09 1,000- 17.3418
11/20/09 1,000- 16.2200
GABELLI ENTERPRISE M&A FUND
12/30/09 1,000- 16.2200
12/28/09 200 15.1500
12/08/09 1,500- 15.9567
11/24/09 500- 17.9000
11/23/09 500- 17.8300
11/20/09 500- 16.2200
GABELLI CAPITAL ASSET FUND
1/07/10 2,000- 15.7110
12/04/09 2,000- 16.6790
11/24/09 2,000 17.8315

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NASDAQ GLOBAL MARKET.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.